Exhibit 21.1

SUBSIDIARIES OF XSPORT GLOBAL, INC.

The following are subsidiaries of XSport Global Inc. as of September 30, 2018 and the jurisdictions in which they are organized.

Company	State or Jurisdiction of Incorporation/Organization
HeadTrainer, Inc.	North Carolina
Shift Now, Inc.	North Carolina